SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 17, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]     Form 40-F  [    ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]     No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY A EUR 100 MILLION PAPERMAKING LINE TO CHINA

SIGNATURES

Date March 17, 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY A EUR 100 MILLION PAPERMAKING LINE TO CHINA

(Helsinki, Finland, March 19, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a complete production line for LWC paper to Jiangxi Chenming Paper Co., Ltd. in China. The new production line will form the core of the new greenfield paper mill to be built in Nanchang in the province of Jiangxi, and scheduled for start-up in the latter half of 2004. The value of the order is approximately EUR 100 million.

In addition to the 8.6 meter-wide paper machine with on-machine coating and calendering, the scope of Metso Paper’s delivery will range from stock preparation, fiber recovery and wet end chemical handling to winding and roll handling. The production capacity of the new line will be 1,213 tons per day of high-quality LWC paper. Metso Automation will supply the process automation, control and monitoring systems.

Jiangxi Chenming’s order is the third new LWC paper line order Metso has received from China within the past two years. Jiangxi Chenming Paper Co., Ltd. is a part of Shandong Chenming Holdings Ltd., which owns 90% of the company. Shandong is one of China’s largest paper producers. Metso Paper has previously supplied three paper machines to Shandong: Shouguang PM1 in 1998, Shouguang PM2 and Wuhan Hanyang PM1 in 2002.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Hannu Pietilä, Senior Sales Manager, Metso Paper
Tel. +358 20 482 6524 or +358 40 503 4085

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.